FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item
1.	Minutes of the Cosan S.A. Indústria e Comércio Board of Directors’ Meeting held on November 22, 2010
2.	Notice to the market dated November 23, 2010

Item 1
COSAN S.A. INDÚSTRIA E COMÉRCIO

Corporate Taxpayers’ ID (CNPJ): 50.746.577/0001-15
Company Registry (NIRE): 35.300.177. 045
minutes of the board of directors’ meeting
held on november 22, 2010

1.           Date, Time and Venue: Held on November 22, 2010, at 08:00 a.m., at the Company’s headquarters at Avenida Juscelino Kubitschek, 1726, 6º andar, in the city and state of São Paulo.

2.           attendance:  All members of the Company’s Board of Directors, namely: Rubens Ometto Silveira Mello, Chairman, Pedro Isamu Mizutani, Vice-Chairman, Burkhard Otto Cordes, Marcelo Eduardo Martins, Serge Varsano, Maílson Ferreira da Nóbrega, Marcelo de Souza Scarcela Portela, Pedro Luiz Cerize and Roberto de Rezende Barbosa, Board members. All members attended the meeting via conference call, in accordance with paragraph 2 of Article 20 of the Company’s Bylaws.

3.           Call notice: the call notice was waived due to the attendance of all Board members.

4.           Presiding:   Chairman: Rubens Ometto Silveira Mello; Secretary: Maria Rita Drummond.

5.           Agenda: The Chairman announced that the present meeting was called to decide on the following matters: pursuant to Articles 26 and 27 of the Bylaws, to approve a program to buy back the Company's common shares, to be held in treasury for future sale or cancellation.

6.           Resolutions: The meeting was installed and, after discussing the matters on the agenda, the Board Members unanimously and with no restrictions resolved to approve a program to buy back the Company's common shares, under the following conditions:

(i)	Objective of the operation:	Acquisition of shares to be held in treasury for future sale or cancellation
(ii)	Validity period:	up to 365 days - (November, 22nd 2011)

(iii)	Maximum number of shares to be repurchased during the period:	6,640,091 shares (representing approximately 1.6% of the total capital)
(iv)	Free float on this date:	108,415,554 shares
(v)	Company's profit reserve:	R$266,276,000

7.           Closure: There being no further business on the agenda, the meeting was adjourned and these minutes were drawn up, read and registered in the Company’s records. São Paulo, November 22, 2010. Signatures: Rubens Ometto Silveira Mello - Chairman, Pedro Isamu Mizutani - Vice-Chairman, Maria Rita Drummond – Secretary,  Burkhard Otto Cordes, Serge Varsano, Marcelo Eduardo Martins, Roberto de Rezende Barbosa, Maílson Ferreira da Nóbrega, Pedro Luiz Cerize, Marcelo de Souza Scarcela Portela – board members.

This is a free translation of the minutes drawn up in the Company’s Records.

São Paulo, November 22, 2010.

Maria Rita Drummond
 Secretary

Item 2

COSAN S.A. INDÚSTRIA E COMÉRCIO
Corporate Taxpayers’ ID (CNPJ/MF):
50.746.577/0001-15
Company Registry (NIRE) 35.300.177.045

Notice to the Market

Cosan S.A. Indústria e Comércio (BM&FBOVESPA: CSAN3) informs that signed, on this date, an Association Commitment with Petróleo Brasileiro S.A. (Petrobras), Camargo Correa Óleo e Gás S.A., (Camargo Corrêa); Copersucar S.A., (Copersucar); Odebrecht Transport Participações S.A. (OTP) e Uniduto Logística S.A. (Uniduto).

This Commitment Terms aims to establish an association, in binding and exclusive way, in a single company as a closed corporation with authorized capital (Company) in which all companies will be shareholders for the development, construction and operation of a multimode logistics system for transportation and storage of liquids specializing in ethanol.

This agreement resulted from joint preliminary studies from PMCC Soluções Logísticas de Etanol S.A. (which Petrobras and Camargo Correa are shareholders), Uniduto (which Cosan with participation of approximately 36.5% of social stock is a shareholder, together with Copersucar) and OTP, seeking the implementation of a unique transport and storing project of ethanol.

The company’s stock capital will be, initially of R$ 100,000,000.00 (one million reais) comprised exclusively by ordinary, nominative and non-participating shares to be divided as follows: Copersucar: 20% (twenty percent), Cosan: 20% (twenty percent), OTP: 20% (twenty percent), Petrobras: 20% (twenty percent) and Camargo Corrêa: 10% (ten percent) Uniduto: 10% (ten percent).

The parties will study the more appropriate business and tax model and will define in 60 days the most efficient way of association, ensuring the continuity of PMCC Projects being currently conducted.

Association will be performed through a new society or through PMCC by incorporating the new members:

São Paulo, November 23rd, 2010

Marcelo Martins
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED
Date:	November 24, 2010	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer